Exhibit 16.1

March 17, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 17, 2023, of Mesa Air Group, Inc. and are in agreement with the statements contained in the (first through fifth paragraphs therein). We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the second paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2022 financial statements.

/s/ Ernst & Young LLP